OFFERING CIRCULAR SUPPLEMENT NO. 5 DATED November 17, 2022

(TO THE OFFERING CIRCULAR DATED August 11, 2021 AND QUALIFIED ON sEPTEMBER 1, 2021)

BEMAX, INC.

(Exact name of registrant as specified in its charter)

Date: November 17, 2022

Nevada	5190	46-5540812
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

625 Silver Oak Drive
Dallas, Georgia 30132

Telephone: 404-480-8372

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

www.bemaxinc.com

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Bemax, Inc. (the "Company," "we," "us," or "our") dated August 11, 2021 and qualified by the Commission on September 1, 2021 ("Offering Circular").

The purpose of this Supplement is to disclose that we have determined to set the fixed offering price at $0.0057 per share. We will have approximately 953,219,705 common shares issued and outstanding if we sell all of the shares we are offering at the offering price.

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OFFERING CIRCULAR SUPPLEMENT DATED November 17, 2022

UP TO A MAXIMUM OF 200,000,000 SHARES OF COMMON STOCK

MINIMUM INDIVIDUAL INVESTMENT: None

	Price Per Share to Public	Underwriting discount and commissions	Proceeds to issuer
Common Stock	$0.0057	NONE	Up to Maximum of $10,000,000